THREE FORKS, INC.
                         555 ELDORADO BLVD., SUITE #100
                              BROOMFIELD, CO 80021
                                 (303) 404-2160



                                 August 12, 2014




Securities and Exchange Commission
100 F Street, Mail Stop 7010
Washington, DC 20549

Re:     Three Forks, Inc.
        File No. 333-192228

Dear Sir or Madame:

In response to your telephone call on August 11, 2014, Three Forks, Inc. acknowledges to the Securities and Exchange Commission that:

     1. The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

     2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We hope this satisfies your requirement.

                                                 Sincerely,

                                                 THREE FORKS, INC.


                                                 /s/ W. Edward Nichols


                                                 W. Edward Nichols,
                                                 Chief Executive Officer